UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  __)*

Overseas Shipholding Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R 202, 69036R 103
(CUSIP Number)

Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13D amends the Schedule 13G filed by the Reporting Parties named herein on September 10, 2014.

CUSIP No. 69036R 202, 69036R 103

1.	Names of Reporting Persons. Cyrus Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	☐
				(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 49,399,028
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 49,399,028

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,766,268*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%**

14.	Type of Reporting Person (See Instructions) PN/IA

* For reporting purposes, the aggregate amount of Class A Common Stock deemed to be beneficially owned by the Reporting Persons is calculated based on an aggregate of 49,399,028 shares of Class A Common Stock and 8,367,240 shares of Class A Common Stock issuable upon the exercise of 8,367,240 Warrants, in each case held by such Reporting Persons as of the date hereof. The Warrants may be exercised only with the consent of the Issuer and are subject to certain restrictions set forth in the terms of the Warrants and the Issuer’s organizational documents.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 310,752,322 shares of Class A Common Stock, par value $0.01 per share, outstanding as of March 2, 2015, as reported on the Form 10-K/A of Overseas Shipholding Group, Inc. filed with the Securities and Exchange Commission on March 24, 2015, as well as 8,367,240 Warrants.

CUSIP No. 69036R 202, 69036R 103

1.	Names of Reporting Persons. Cyrus Capital Partners GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	☐
				(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 49,399,028
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 49,399,028

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,766,268*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%**

14.	Type of Reporting Person (See Instructions) OO

* For reporting purposes, the aggregate amount of Class A Common Stock deemed to be beneficially owned by the Reporting Persons is calculated based on an aggregate of 49,399,028 shares of Class A Common Stock and 8,367,240 shares of Class A Common Stock issuable upon the exercise of 8,367,240 Warrants, in each case held by such Reporting Persons as of the date hereof. The Warrants may be exercised only with the consent of the Issuer and are subject to certain restrictions set forth in the terms of the Warrants and the Issuer’s organizational documents.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 310,752,322 shares of Class A Common Stock, par value $0.01 per share, outstanding as of March 2, 2015, as reported on the Form 10-K/A of Overseas Shipholding Group, Inc. filed with the Securities and Exchange Commission on March 24, 2015, as well as 8,367,240 Warrants.

CUSIP No. 69036R 202, 69036R 103

1.	Names of Reporting Persons. Stephen C. Freidheim

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	☐
				(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 49,399,028
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 49,399,028

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,766,268*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%**

14.	Type of Reporting Person (See Instructions) IN

* For reporting purposes, the aggregate amount of Class A Common Stock deemed to be beneficially owned by the Reporting Persons is calculated based on an aggregate of 49,399,028 shares of Class A Common Stock and 8,367,240 shares of Class A Common Stock issuable upon the exercise of 8,367,240 Warrants, in each case held by such Reporting Persons as of the date hereof. The Warrants may be exercised only with the consent of the Issuer and are subject to certain restrictions set forth in the terms of the Warrants and the Issuer’s organizational documents.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 310,752,322 shares of Class A Common Stock, par value $0.01 per share, outstanding as of March 2, 2015, as reported on the Form 10-K/A of Overseas Shipholding Group, Inc. filed with the Securities and Exchange Commission on March 24, 2015, as well as 8,367,240 Warrants.

Item 1. Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (“OSG,” the “Company” or the “Issuer”), and Warrants exercisable for Class A Common Stock (“Warrants,” and collectively with the Class A Common Stock, the “Class A Securities”). The Issuer’s principal executive office is located at 1301 Avenue of the Americas, New York, New York 10019.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Cyrus Capital Partners, L.P. (“CCP”), a Delaware limited partnership and the advisor to Cyrus Polaris LLC, Cyrus Polaris II LLC, CYR Fund, L.P. and Crescent 1, L.P. (the “Cyrus Funds”) who holds all discretion over the investment activities of the Cyrus Funds, with respect to the Class A Common Stock directly owned by the Cyrus Funds;

(ii) Cyrus Capital Partners GP, L.L.C. (“CCP GP”), a Delaware limited liability company and the general partner of CCP, with respect to the Class A Common Stock directly owned by the Cyrus Funds; and

(iii) Stephen C. Freidheim, a United States citizen and the principal of CCP GP, the general partner of CCP, and the investment manager to the Cyrus Funds, with respect to the Class A Common Stock directly owned by the Cyrus Funds.

(b) The address of each of the Reporting Persons is 339 Park Avenue, 39th Floor, New York, New York 10022.

(c) The principal business of:

(i) CCP is to serve as advisor with sole discretion over the investment activities of the Cyrus Funds;

(ii) CCP GP is to serve as the general partner of CCP and other private funds for which CCP serves as advisor; and

(iii) Stephen C. Freidheim is to serve as the principal of CCP GP, the general partner of CCP.

(d) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) CCP is a Delaware limited partnership.

(ii) CCP GP is a Delaware limited liability company.

(iii) Stephen C. Freidheim is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Class A Securities were acquired with $161,481,887 of working capital set aside by the Cyrus Funds for the general purpose of investing. No funds or consideration were borrowed or obtained for the purpose of acquiring the Class A Securities.

Item 4. Purpose of Transaction

OSG entered into an Equity Commitment Agreement, dated as of May 2, 2014, as amended by Amendment Number 1 thereto, dated as of May 20, 2014, and as further amended by Amendment Number 2 thereto, dated as of May 23, 2014 (as so amended, the “ECA”), with certain of the Reporting Persons and certain other parties (each referred to therein as a “Commitment Party” and collectively as the “Commitment Parties”). The ECA was terminated on August 5, 2014 in connection with the consummation of the Company’s chapter 11 plan of reorganization. The ECA, as well as the related Registration Rights Agreement entered into by OSG with each Commitment Party in connection with the ECA, are described in greater detail in the Company’s annual report on Form 10-K/A filed March 24, 2015.

Pursuant to the ECA, OSG agreed, in connection with the consummation of a chapter 11 plan of reorganization (the “Plan”), to issue and distribute its common stock and/or warrants to any person who held shares of OSG’s common stock on the date of the ECA and who elected to exercise subscription rights in accordance with procedures approved by the Bankruptcy Court (the “Rights Offering Procedures”). Pursuant to the ECA, each Commitment Party, severally and not jointly, agreed with OSG to back-stop, or cause its designees under the ECA to back-stop, certain securities underlying the subscription rights that were not exercised in accordance with the Rights Offering Procedures. In addition, each Commitment Party agreed to purchase a portion of a further additional number of Class A Securities offered by OSG to such Commitment Party. As consideration for the foregoing back-stop commitment, OSG was required to pay a certain premium in the form of Class A Securities to each Commitment Party. Whether issued, upon the valid exercise of the subscription rights or otherwise in accordance with the terms of the ECA, Class A Securities were offered, sold, issued and distributed without registration under the Securities Act of 1933 on August 5, 2014. The total number of securities in the form of Class A Common Stock and/or Warrants was determined as set forth in the Rights Offering Procedures.

Pursuant to the ECA, on August 5, 2014, Cyrus Polaris LLC purchased and received 33,441,659 shares of Class A Common Stock for an aggregate purchase price of $92,783,846, Cyrus Polaris II LLC purchased and received 3,636,789 shares of Class A Common Stock for an aggregate purchase price of $10,121,918, CYR Fund, L.P. purchased and received 9,826,873 shares of Class A Common Stock for an aggregate purchase price of $27,407,761, and Crescent 1, L.P. purchased and received 2,793,707 shares of Class A Common Stock for an aggregate purchase price of $31,168,362. Subsequently, on August 15, 2014, Cyrus Polaris II LLC disposed of 50,000 shares of Class A Common Stock at a price of $3.50 per share. On August 21, 2014, Cyrus Polaris II disposed of 250,000 shares of Class A Common Stock at a price of $3.65 per share.

The Reporting Persons acquired the Class A Securities over which they exercise beneficial ownership in the belief that the Class A Securities represent an attractive investment opportunity. With effect from April 30, 2015, the Reporting Persons determined that from time to time they may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include one or more members of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may include reviewing various options available to the Issuer and/or making proposals for enhancing or maximizing shareholder value through various strategic alternatives, including changes to the capitalization, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer, or any strategic transaction or similar opportunities.

Alternatively, in the future, the Reporting Persons may elect not to engage with directors or officers of the Issuer and maintain a passive investment in the Class A Securities. The Reporting Persons may also explore increasing their ownership position in the Issuer, through open market purchases, an acquisition of securities from other significant stockholders, or otherwise based on market conditions and other developments at the time.

Item 5. Interest in Securities of the Issuer

(a) All percentages set forth in this Schedule 13D are based on the Issuer’s 310,752,322 shares of Class A Common Stock, par value $0.01 per share, outstanding as of March 2, 2015, as reported on the Form 10-K/A of Overseas Shipholding Group, Inc. filed with the Securities and Exchange Commission on March 24, 2015, and are calculated assuming that the 8,367,240 Warrants held by the Cyrus Funds have been exercised.

(b)

(i) CCP

(A) Amount beneficially owned: 57,766,268 shares of Class A Common Stock (including Warrants to purchase 8,367,240 shares of Class A Common Stock, which may be exercised only with the Issuer’s consent and subject to certain restrictions set forth in the Issuer’s organizational documents).

Percent of class: 18.1%

(B) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 49,399,028

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 49,399,028

(ii) CCP GP

(A) Amount beneficially owned: 57,766,268 shares of Class A Common Stock (including Warrants to purchase 8,367,240 shares of Class A Common Stock, which may be exercised only with the Issuer’s consent and subject to certain restrictions set forth in the Issuer’s organizational documents).

Percent of class: 18.1%

(B) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 49,399,028

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 49,399,028

(iii) Stephen C. Freidheim

(A) Amount beneficially owned: 57,766,268 shares of Class A Common Stock (including Warrants to purchase 8,367,240 shares of Class A Common Stock, which may be exercised only with the Issuer’s consent and subject to certain restrictions set forth in the Issuer’s organizational documents).

Percent of class: 18.1%

(B) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 49,399,028

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 49,399,028

(c) During the last 60 days, no transactions in the Class A Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, including in Item 4, of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Ex. 99.1	Joint Filing Agreement, dated September 9, 2014, by and among the Reporting Persons (Previously filed as exhibit 99.1 to Schedule 13G filed by the Reporting Persons on September 10, 2014, incorporated herein by reference.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name: Thomas Stamatelos
Title: Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim

Date: May 8, 2015

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement, dated September 9, 2014, by and among the Reporting Persons (Previously filed as exhibit 99.1 to Schedule 13G filed by the Reporting Persons on September 10, 2014, incorporated herein by reference.)